CHINA TOPREACH INC.

6th Floor, San Shan Tower

No. 59 Dongjie Street

Fuzhou City, China 350001

September 20, 2012

FILED VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Heather Clark

Re:	China TopReach Inc.

Form 20-F for the Year Ended December 31, 2011

Filed May 14, 2012

File No. 000-52416

Dear Ms. Cvrkel:

China TopReach Inc. (the “Company”) is submitting this letter in response to the comment letter dated September 5, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the Year Ended December 31, 2011, filed May 14, 2012 (File No. 000-52416). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response.

Annual Report on Form 20-F for the year ended December 31, 2011

Financial Statements, page 63

Notes to Consolidated Financial Statements, page F-7

1 Organization and Business Operations, page F-7

Spin-off of ShiFang Holding Limited in 2010, page F-8

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1. We note your response to our prior comment 4. Your response indicates that the company and certain entities that are owned and controlled by the directors of the company held approximately 53% and 52% of the equity interests in ShiFang as of December 31, 2011 and 2010. We also note from your response that the company and these other entities vote unanimously at ShiFang’s shareholder meetings and ShiFang's directors nominated by the company represent the company and make unanimous decisions with respect to ShiFang. Please tell us whether the unanimous voting by these parties with respect to ShiFang and its operations is required by contractual agreement. If not, please explain in further detail why you believe that the combined voting interest of the company and these other shareholders of ShiFang provides you with a controlling voting interest. We may have further comment upon review of your response.

Response:

The Company advises the Staff that there is a contractual agreement in place governing the unanimous voting.

2 Deposits for Marketing and Promotion Projects, page F-25

Your response to prior comment 9 indicates that under certain real estate development project agreements, you are required to use the deposit paid to the developer to purchase units at contractually agreed prices. Please tell us under what circumstances you would be required to pay the developer amounts in addition to the deposits and whether the contractually agreed prices of the units are typically the same as, more than, or less than, the deposits paid. Your response should address the time period for these arrangements, including how long is given for 95% of properties sold to be achieved, as well as whether you have had to purchase properties under these agreements in the past. We may have further comment upon receipt of your response.

Response:

The Company advises the Staff that the Company first entered into real estate development project agreements as an exclusive marketing and promotion services provider in 2011 and, therefore, the Company has not had to purchase any properties under these agreements. The agreements that the Company entered into in 2011 were two projects with a contractual period of three years. Under these agreements, if the properties are not sold in the three-year period, the Company is required to use the upfront deposits to purchase units at contractually agreed prices upon expiry of the agreements. The Company may be required to pay the developer additional amounts for the units in the event that the aggregate purchase price of the units is more than the upfront deposits. However, in the best estimate of the management, the Company will be able to achieve the 95% sales target in the contract period and will not have to purchase any of the properties. Nevertheless, the Company will revise its future filings to disclose more information in respect of these real estate development projects including the potential commitment arising from these agreements at year end.

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3 Due to Related Parties, page F-29

We note from your response to prior comment 11 that you do not believe ASC 835-30-25 is applicable to your related party loans as these amounts are repayable on demand. However, it appears from your balance sheet that you have classified the amount due to Fujian Lanting Network Technology Holding Co. Ltd. as a long-term obligation in your consolidated balance sheet. If this amount is repayable upon demand as you have indicated in your response, it should be classified as a current liability in your financial statements as required by ASC 470-10-45. Alternatively, if this obligation is not repayable upon demand but is instead a long-term obligation then we believe interest expense should be imputed on this obligation pursuant to the guidance in ASC 835-30-25. Please advise or revise as appropriate.

Response:

The Company advises the Staff that the related party loan amounts should be classified as a current liability in the financial statements as required by ASC 470-10-45 and the financial statements will be revised accordingly.

4. Changes in Ownership Interest of ShiFang, page F-36

We note your response to our prior comment number 14 but do not believe that your response adequately addressed our prior comment. As requested in our prior comment, please provide us with your calculations of the amounts transferred from non-controlling interest to additional paid in capital as a result of the private placement of shares by ShiFang, the initial public offering of ShiFang shares and during 2011 due to the repurchase of its own shares by ShiFang. We may have further comment upon review of your computations.

Response:

We provide the following calculations of the amounts transferred from non-controlling interest (“NCI”) to additional paid in capital as a result of the private placement of shares by ShiFang (see I), the initial public offering (“IPO”) of ShiFang shares (see II) and the repurchase of its own shares by ShiFang in 2011 (see III and IV):

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(I)	Private placement of shares by ShiFang

Capital contributions from non-controlling interests	(a)	US$	35,000,000

Net assets of ShiFang as at date of private placement	(b)	RMB	550,925,000
Sharing of net assets by NCI of 41.73%	(c) = (b) x 41.73%	RMB	229,901,000

Exchange rate at the date of private placement	(d)		6.816
Sharing of net assets by NCI of 41.73%	(e) = (c) / (d)	US$	33,729,609

Difference between (a) and (e)	(f) = (a) - (e)	US$	1,270,391
Effect on statutory reserve and accumulated other comprehensive income due to reduction of equity interest from private placement	(g)		1,728,669

Total amount transferred to additional paid in capital	(h) = (f) + (g)	US$	2,999,060

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(II)	IPO of ShiFang shares

New shares listed on December 3, 2010	(a)		183,042,000
Issue price in HKD on the date of IPO	(b)		3.03
In HKD	(c) = (a) * (b)		554,617,260

In USD	(d) = (c) /7.75		71,563,517

Net assets of ShiFang as at the date of IPO	(f)	RMB	1,056,752,000
Sharing of net assets by NCI of 56.29%	(g) = (f) x 56.29%	RMB	594,846,000

Exchange rate at the date of IPO	(h)		6.631
Sharing of net assets by NCI of 56.29%	(i) = (g) / (h)	US$	89,706,831

Calculation for the amount transferred from NCI to APIC

Sharing of net assets by NCI as at date of IPO		US$	89,706,831
Add: Cost associated with IPO shared by NCI			8,997,771
Less: Changes in ownership interest from private placement of ShiFang shares			(33,729,609)
Net income attributable to NCI for the period from January to November, 2010			(8,990,206)
Foreign exchange translation adjustment			(1,142,019)
	(j)	US$	54,842,768

Difference between (d) and (j)	(k)	US$	16,720,749
Effect on statutory reserve and accumulated other comprehensive income due to reduction of equity interest from IPO	(l)		1,077,663

Total amount transferred to additional paid in capital	(m) = (k) + (l)	US$	17,798,412

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(III)	Before repurchase of ShiFang shares

Total equity attributable to shareholders of ShiFang at January 1, 2011	(a)	RMB	1,070,195,000

Applicable % NCI	(b)		56.29%
Attributable to NCI of China TopReach Inc.	(c) = (a) * (b)	RMB	602,412,766
Add: NCI of ShiFang	(d)		472,000
Total NCI	(e) = (c) + (d)	RMB	602,884,766
Closing exchange rate at December 31, 2010	(f)		6.612
Total NCI in USD	(g)=(e) / (f)	USD	91,186,679

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(IV)	After repurchase of ShiFang shares

Total equity attributable to shareholders of ShiFang at January 1, 2011	(a’)	RMB	1,070,195,000

Applicable % of NCI	(b’)		55.55%
NCI sharing of equity of China TopReach Inc.	(c’) = (a’) * (b’)	RMB	594,493,322
Add: NCI of ShiFang	(d)		472,000
Total NCI	(e’) = (c’) + (d’)	RMB	594,965,322
Closing exchange rate at December 31, 2010	(f’)		6.612
Total NCI in USD	(g’) = (e’) / (f’)	USD	89,988,941
Effect on amount attributable to NCI as at January 1, 2011 due to repurchase of ShiFang shares during the year	(h) = (g) - (g’)	USD	1,197,738

ShiFang’s net income for the year			52,978,475
ShiFang’s net income for the period from January 1, 2011 to August 31, 2011 on pro rata basis	(l)		35,318,983
Net income attributable to NCI for the period from January 1, 2011 to August 31, 2011 at equity interest of 56.29%	(m)		19,881,055
Company’s sharing for the period from January 1, 2011 to August 31, 2011 at equity interest of 55.55%	(n)		19,619,695
Difference in net income attributable to NCI for the period from January 1, 2011 to August 31, 2011	(o)=(m)-(n)		261,360
@Average rate	(p)		6.5032
Total difference in USD	(q)=(o)/(p)	USD	40,189

Amount transferred from NCI to APIC arising from repurchase of shares	(r)=(h)+(q)	USD	1,237,927

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5. We note your response to our prior comment 15. Please tell us the source of the 2011 amounts “net loss of the company for the year” of RMB (7,692,003) and “net income attributable to NCI of ShiFang in 2011” of RMB 6,043,157. In addition, please tell us the source of the 2010 amount of “loss of the company for the year “of RMB (18,112,831). Your response should also address the source of the net income attributable to shareholders of ShiFang in 2011 and 2010 of RMB 52,978,475 and RMB 163,627,617, respectively.

Response:

The Company advises the Staff that our financial reporting team makes consolidation at two levels, i.e. China TopReach and ShiFang, for our reporting and the consolidation of the Company is based on the consolidated results and financial positions of ShiFang for both of the years ended December 31, 2010 and 2011. Therefore, the reconciliation of net income allocated to the Company and to non-controlling interest in 2010 and 2011 is also composed of two levels. Please refer to the following reconciliation of the Company’s consolidated statements of operations for the net loss / income attributable to NCI of ShiFang, the loss of the Company and the net income attributable to shareholders of ShiFang in 2011 and 2010:

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	For The Year Ended December 31, 2011
	Consolidated statements of operations ShiFang (A) (Stated in RMB)	Statements of operations China TopReach (B) (Stated in RMB)	The Company’s Consolidated statements of operations before NCI adjustment (C) = (A) + (B) (Stated in RMB)	NCI adjustment (D) (Stated in RMB)	The Company’s Consolidated statements of operations (E) = (C) + (D) (Stated in RMB)	The Company’s Consolidated statements of operations (F) = (E) / Ex. Rate 6.4725 (Stated in USD)

Revenue	529,034,199	-	529,034,199		529,034,199	81,735,682

Cost of revenue	(262,728,773)	-	(262,728,773)		(262,728,773)	(40,591,545)

Gross Profit	266,305,426	-	266,305,426		266,305,426	41,144,137

Operating Expenses
Sales and marketing expenses	(38,048,921)	-	(38,048,921)		(38,048,921)	(5,878,551)
General and administrative expenses	(150,930,961)	(7,692,003)	(158,622,964)		(158,622,964)	(24,493,387)
Share-based payment expenses	(5,361,000)	-	(5,361,000)		(5,361,000)	(842,106)

Total operating expenses	(194,340,882)	(7,692,003)	(202,032,885)		(202,032,885)	(31,214,044)

Operating income/(loss)	71,964,544	(7,692,003)	64,272,541		64,272,541	9,930,093

Interest income, net	785,545	-	785,545		785,545	121,368
Other income	10,076,735	-	10,076,735		10,076,735	1,556,854
Share of loss of equity investment	(307,044)	-	(307,044)		(307,044)	(47,438)

Income/(loss) before income tax	82,519,780	(7,692,003)	74,827,777		74,827,777	11,560,877

Income tax	(23,498,148)	-	(23,498,148)		(23,498,148)	(3,630,459)

Net income/(loss)	59,021,632	(7,692,003)	51,329,629		51,329,629	7,930,418

Net income attributable to non-controlling interests (Note 1)	(6,043,157)	-	(6,043,157)	(29,689,137)	(35,732,294)	(5,520,633)

Net income/(loss) attributable to ShiFang	52,978,475	(7,692,003)	45,286,472	(29,689,137)	15,597,335	2,409,785

Note 1: Represented the net income attributable to non-controlling interests of five subsidiaries of ShiFang.

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	For The Year Ended December 31, 2010
	Consolidated statements of operations ShiFang (A) (Stated in RMB)	Statements of operations China TopReach (B) (Stated in RMB)	The Company’s Consolidated statements of operations before NCI adjustment (C) = (A) + (B) (Stated in RMB)	NCI adjustment (D) (Stated in RMB)	The Company’s Consolidated statements of operations (E) = (C) + (D) (Stated in RMB)	The Company’s Consolidated statements of operations (F) = (E) / Ex. Rate 6.7781 (Stated in USD)

Revenue	529,939,655	-	529,939,655		529,939,655	78,184,101

Cost of revenue	(274,144,100)	-	(274,144,100)		(274,144,100)	(40,445,567)

Gross Profit	255,795,555	-	255,795,555		255,795,555	37,738,534

Operating Expenses
Sales and marketing expenses	(26,769,332)	-	(26,769,332)		(26,769,332)	(3,949,385)
General and administrative expenses	(37,249,044)	(18,112,831)	(55,361,875)		(55,361,875)	(8,167,759)
Share-based payment expenses	(12,512,217)	-	(12,512,217)		(12,512,217)	(1,845,977)

Total operating expenses	(76,530,593)	(18,112,831)	(94,643,424)		(94,643,424)	(13,963,121)

Operating income/(loss)	179,264,962	(18,112,831)	161,152,131		161,152,131	23,775,413

Interest (cost)/income, net	(1,188,244)	-	(1,188,244)		(1,188,244)	(175,307)
Other income	9,590,936	-	9,590,936		9,590,936	1,414,990
Share of loss of equity investment	-	-

Income/(loss) before income tax	187,667,654	(18,112,831)	169,554,823		169,554,823	25,015,096

Income tax	(24,355,402)	-	(24,355,402)		(24,355,402)	(3,593,249)

Net income/(loss)	163,312,252	(18,112,831)	145,199,421		145,199,421	21,421,847

Net income attributable to non-controlling interests (Note 2)	15,365	-	15,365	(65,577,764)	(65,562,399)	(9,672,681)

Net income/(loss) attributable to ShiFang	163,327,617	(18,112,831)	145,214,786	(65,577,764)	79,637,022	11,749,166

Note 2: Represented the net income attributable to non-controlling interests of one subsidiary of ShiFang

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* * *

The Company appreciates the Staff’s attention to the review of the Form 20-F. Please do not hesitate to contact the undersigned or Stephen Peepels of DLA Piper Hong Kong LLP, the Company’s outside counsel, at +852-2103-0594, if you have any questions regarding the Form 20-F or this letter.

Sincerely,

/s/ Zhi Chen
Zhi Chen
Chief Executive Officer
China TopReach, Inc.

cc:	Stephen Peepels (DLA Piper Hong Kong LLP)

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